Exhibit 99.2

Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN

17 009 212 328

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. fully paid ordinary shares 2. warrants

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 221,421,450 fully paid ordinary shares 2. 166,066,050 warrants

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

1. Fully paid ordinary shares ranking equally in all respects with existing issued shares

2. Warrants issued for nil consideration and exercisable at USD$0.00533, with an expiry date that is 5 years after issue date

+ See chapter 19 for defined terms.

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•      the date from which they do

•      the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

1. Yes 2. Not applicable

5	Issue price or consideration	1. 221,421,450 fully paid ordinary shares issued at $0.00533 per share 2. Warrants issued for nil consideration and exercisable at USD$0.00533

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

The funds raised will be used to support the expansion of the Company’s U.S. operations, the possible acquisition of other complimentary technologies and tests and for general working capital purposes.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b — 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

Yes

6b	The date the security holder resolution under rule 7.1A was passed	29 November 2018

+ See chapter 19 for defined terms.

6c	Number of +securities issued without security holder approval under rule 7.1	100,000,000 fully paid ordinary shares issued to Kentgrove Capital on 24 October 2018

6d	Number of +securities issued with security holder approval under rule 7.1A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	see securities listed at item 9

6f	Number of +securities issued under an exception in rule 7.2

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	Not applicable

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A — complete Annexure 1 and release to ASX Market Announcements	7.1: 75,944,587 7.1A: Nil

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

1. 23 May 2019 2. 23 May 2019

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	2,938,134,143	fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	5,000,000	Options at $0.02, exp. 24/11/20 (GTGAD)
		5,500,500	Options at $0.01, exp. 16/02/22 (GTGAD)
		12,500,000	Options at $0.0153, exp. 08/08/21
		15,000,000	Options at $0.01, exp. 11/12/21
		22,500,000	Class A - Performance Rights at $0, exp. 11/12/21
		25,000,000	Class B - Performance Rights at $0, exp. 11/12/21
		25,000,000	Class C - Performance Rights at $0, exp. 11/12/21
		166,066,050	warrants issued for nil consideration and exercisable at USD$0.00533, exp. 23 May 2024

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

+ See chapter 19 for defined terms.

(a)	☐ +Securities described in Part 1

(b)

☐            All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

☐            If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•                  the date from which they do

•                  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•                  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

Quotation agreement

1                                        +Quotation of our additional +securities is in ASX’s absolute discretion.  ASX may quote the +securities on any conditions it decides.

2                                        We warrant the following to ASX.

•                                          The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•                                          There is no reason why those +securities should not be granted +quotation.

•                                          An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•                                          Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•                                          If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3                                        We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4                                        We give ASX the information and documents required by this form.  If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins.  We acknowledge that ASX is relying on the information and documents.  We warrant that they are (will be) true and complete.

Sign here:		Date: 16 July 2019
Company Secretary

Print name:	Justyn Stedwell

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B — Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 — Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	2,435,282,724

Add the following:	108,833,100 fully paid ordinary shares issued to Kentgrove Capital on 8 August 2018

• Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

• Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

• Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

• Include only ordinary securities here — other classes of equity securities cannot be added
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	nil

“A”	2,544,115,824

+ See chapter 19 for defined terms.

Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	381,617,374

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:	100,000,000 fully paid ordinary shares issued on 24 October 2018

• Under an exception in rule 7.2

• Under rule 7.1A	117,527,318 fully paid ordinary shares issued on 23 May 2019

• With security holder approval under rule 7.1 or rule 7.4	88,145,469 warrants issued on 23 May 2019

Note:

• This applies to equity securities, unless specifically excluded — not just ordinary securities
• Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed
• It may be useful to set out issues of securities on different dates as separate line items

“C”	305,672,787

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15	381,617,374

Note: number must be same as shown in Step 2

Subtract “C”	305,672,787

Note: number must be same as shown in Step 3

Total [“A” x 0.15] – “C”	75,944,587

[Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

Part 2

Rule 7.1A — Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A”	2,544,115,824

Note: number must be same as shown in Step 1 of Part 1

Step 2: Calculate 10% of “A”

“D”	0.10

Note: this value cannot be changed

Multiply “A” by 0.10	254,411,582

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A	72,596,869 fully paid ordinary shares issued on 6 May 2019

Notes:

• This applies to equity securities — not just ordinary securities	103,894,132 fully paid ordinary shares issued on 23 May 2019
• Include here — if applicable — the securities the subject of the Appendix 3B to which this form is annexed	77,920,581 warrants issued on 23 May 2019
• Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained
• It may be useful to set out issues of securities on different dates as separate line items

“E”	254,411,582

+ See chapter 19 for defined terms.

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10	254,411,582

Note: number must be same as shown in Step 2

Subtract “E”	254,411,582

Note: number must be same as shown in Step 3

Total [“A” x 0.10] – “E”	0

Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.